LEVY & BOONSHOFT, P.C.
ATTORNEYS AT LAW
477 Madison Avenue
New York, New York 10022
(212) 751-1414
Facsimile: (212) 751-6943

February 14, 2006

Via EDGAR and OVERNIGHT DELIVERY

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington DC 20549

Re:	NanoViricides, Inc.
Amendment No. 1 to the Form 10-SB12G filed on January 17, 2007
File No 0-52318

Dear Mr. Riedler:

Please be advised that this firm is special securities counsel to NanoViricides, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated February 2, 2007 (the “Comment Letter”). The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary. Revisions and additions to the Registration Statement will be shown in strikethrough and underlined format for convenience. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form 10-SB12G / Amendment No. 1

General

1.    In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

The Issuer will indicate the appropriate revisions within this correspondence.

Securities and Exchange Commission
February 14, 2007

2.    We note your response to comment 43 relating to your intention to submit a confidential treatment application for Exhibit A pursuant to Rule 406. Please note that because you have filed Exhibit A as part of an Exchange Act document, you should seek confidential treatment under Rule 24b-2 of the Exchange Act. Additionally, please note that comments related to your request for confidential treatment will be delivered under separate cover. Please be advised that we will not be in a position to consider notifying you that we have no further comments on your Form 10-SB until we resolve all issues concerning the confidential treatment request.

The Issuer has sought confidential treatment under separate cover.

Preliminary Efficacy Study, page 7

3.    We note your response to comment 11 and your revised disclosure and reissue the comment in part. Our comment also sought for you to quantify the results to the extent possible for studies where you indicate that preclinical testing has shown efficacy. For example, in this section, we note you provide the efficacy results related to a drug related to common influenza. Please revise your disclosure to provide quantified disclosure such as the number of test subjects you used as well as p value or other statistical analysis you conducted to determine the efficacy of the particular study. Similarly, we note your discussion in the section entitled “Preliminary Cell Culture Studies against H5N1 Avian Influenza,” on page 7 where you discuss your preclinical testing of various nanoviricides related to the treatment of H5N1. You do not provide any quantified disclosure in terms of the number of subjects you used or whether you used any statistical analysis. Please revise the above referenced sections as well as throughout the document where you discuss preclinical testing showing efficacy to disclose the results of the preclinical studies, including the number of test subjects, what your test group comprised of and whether your results were subject to any statistical analysis.

Preliminary Efficacy Study

~~A nanoviricide drug was made using a well-known compound that has known efficacy against common influenza. This nanoviricide and the free compound were tested along with appropriate controls in mice infected with very high levels of a common influenza virus called H1N1. The results indicated that the efficacy of the nanoviricide was approximately 50 Times (5,000%) better than that of the free compound.~~

~~This study indicated that the efficacy of a known virus-binding compound can be enhanced to extremely high levels by using the nanoviricides technology. We had predicted such strong efficacy improvements theoretically. Further work will be necessary to substantiate that such an effect is seen across a wide range of compounds.~~

Securities and Exchange Commission
February 14, 2007

The preclinical animal testing, done to study the efficacy (effectiveness) of the test nanoviricide (anti-human influenza, H1N1) compound, revealed potential for development for the reasons delineated below. Three separate and distinct sets of experiments were performed to address different questions regarding efficacy.

The first set of experiments was conducted in five different groups of ten mice to test efficacy of the nanoviricide compounds against H1N1 strain influenza with ten animals per group for statistical significance. All animals were given known lethal doses of H1N1 human influenza virus. In all of these groups, at least 60% or more of the animals survived when treated with the active anti-H1N1 nanoviricide compound compared to those animals which were administered only a saline (non-therapeutic, inert) solution.

The next set of experiments was conducted to determine the destruction/protection of the animal organs. There were also ten animals in each of five groups. Lethal doses of H1N1 were also administered. The active compound protected the organs so that there were no histological (microscopic tissue) changes to the internal organs of the treated animals. Highly significant tissue damage was found in the internal organs of the unprotected groups.

A third set of experiments was performed, again on five separate groups each containing ten animals where the viral load was determined in the animals. The findings revealed that the viral load (number of viral particles per cubic millimeter) in the treated animals was significantly lower than that found in the control animals.

These initial animal findings suggested that the test nanoviricide compound was an effective treatment for human influenza in mice and that the concept of using a nanoviricide as a treatment for certain viral illnesses was a valid one and was deserving of further study. In more scientific terms, the statistical test was met for validity of the findings and these findings could be considered statistically significant. Thus, in statistical terms, one could say that the null hypothesis, that is the statistical likelihood that the observed results were not due to chance but to the effect of the drug, was proven.

The section entitled “Preliminary Cell Culture Studies Against H5N1 Avian Influenza” on page 8 was amended to quantify the number of subjects used and statistical analysis, as follows:

The pre-clinical, laboratory testing of various test nanoviricides against H5N1 in Vietnam was conducted in the following manner. Five "plates" each containing 96 culture wells were utilized. Different amounts of virus were placed in the wells along with differing concentrations of the 12 test compounds and their positive and negative controls.

Securities and Exchange Commission
February 14, 2007

~~As a test case, we have developed and evaluated the safety and efficacy of nanoviricides against common influenza and H5N1, one of the highly pathogenic avian influenzas and a current pandemic threat.~~ In vitro (laboratory) evaluation of 14 substances, including controls, was performed to evaluate protection of mammalian cells against infection by the H5N1 subtype. These assays were conducted in Vietnam under the auspices of the National Institute of Hygiene and Epidemiology, Hanoi (NIHE) under the Vietnam Ministry of Health. We identified four different nanoviricides as being highly effective against H5N1 using two different assays, both involving cell culture, one using the plaque reduction method and the other involving microscopic examination, to determine the extent of cytopathic events (CPE) reduction. All of these nanoviricides were effective at extremely low concentrations and many of them are considered drug candidates.

The four different nanoviricides were selected on the basis of the statistical test called the p-value.(explained below). The p-values for these four compounds were p<.003 which meant that there was a high statistical probability that these results were due to the effect of the test nanoviricides and not to chance. Thus the "null hypothesis" is proven and the results can be considered statistically significant

The most successful of these was a nanoviricide based on an antibody fragment as the targeting ligand, which led to substantial suppression of CPE at an extraordinarily low concentration level. This is being developed as AviFluCide-I™, a drug highly specific to H5N1 that is being developed against the Vietnam strain. We currently believe that it is very likely to work against the Indonesian strain although further studies will be required to determine its efficacy against various highly pathogenic strains of influenza. If it fails to work against the Indonesia 2006 strain, further development may become necessary.

Another nanoviricide which is based on a ligand that we designed in-house to be specific to the group of all or a majority of highly pathogenic avian influenza (HPAI) viruses, also showed a very high efficacy. This is being developed as “AviFluCide-HP™”, a drug designed to be group-specific against emergent and existing highly pathogenic influenza viruses (including H5N1, H7N3 and others). Non-H5N1 HPAI (non-pathogenic avian influenza) strains could also become a pandemic threat as can all influenza A viruses since they all have the ability to mutate. It is well known that influenza strains drift constantly due to mutation, ressortment or recombination events leading to failure of vaccines.

Preliminary analysis of the H5N1 preclinical in vitro studies completed in Vietnam showed that many nanoviricide™ candidates were effective at as low as 5-nanomolar concentration levels in cell culture experiments. Typically, an early developmental drug that proves effective at concentrations less than 500 nanomolars is considered a strong candidate for FDA approval as an “Investigational New Drug (IND)” applicant.

A third nanoviricide is based on a ligand that we designed for attacking all influenza A viruses (type-level specificity) has shown strong efficacy against H5N1 as well. This is being developed as “FluCide-I™”, a drug designed primarily for use against serious cases of human influenza.

Securities and Exchange Commission
February 14, 2007

Preliminary Efficacy Studies in Vivo, page 8

4.    We note your response to comment 12 and your revised disclosure to this section where you disclose the p value related to common influenza strain H1N1 and your reference to the wikipedia.org website where investors may obtain the definition of the p value. The definition of what a p value measures should be discussed in the text of your document. Additionally, please further explain what it means to have p value less than .003. Please revise your disclosure accordingly.

The Registration Statement was revised to include the definition of “p-value” in the Glossary on page 4 as follows:

P-Value: In statistical hypothesis testing, the p-value is the probability of obtaining a result at least as extreme as that obtained, assuming the truth of the null hypothesis that the finding was the result of chance alone. The fact that p-values are based on this assumption is crucial to their correct interpretation.

More technically, the p-value of an observed value observed of some random variable T used as a test statistic is the probability that, given that the null hypothesis true, T will assume a value as or more unfavorable to the null hypothesis as the observed value observed. “More unfavorable to the null hypothesis can in some cases mean greater than, in some cases less than and in some cases further away from a specified center.

Additionally, the Registration Statement was revised to describe the significance of a p-Value of less than .003, on page 8 Preliminary Efficacy Studies in Vivo, as follows:

In statistics, a result is called significant if it is unlikely to have occurred by chance. "A statistically significant difference" simply means there is statistical evidence that there is a difference; it does not mean the difference is necessarily large, important or significant in the usual sense of the word.

In traditional frequentist statistical hypothesis testing, the significance level of a test is the maximum probability, assuming the null hypothesis, that the statistic would be observed. Hence, the significance level is the probability that the null hypothesis will be rejected in error when it is true (a decision known as a Type I error.  The significance of a result is also called its p-value; the smaller the p-value, the more significant the result is said to be.

Significance is represented by the Greek symbol, α (alpha). Popular levels of significance are 5%, 1% and 0.1%. If a test of significance gives a p-value lower than the α-level, the null hypothesis is rejected. Such results are informally referred to as 'statistically significant'. For example, if someone argues that "there's only one chance in a thousand this could have happened by coincidence," they are implying a 0.1% level of statistical significance. The lower the significance level, the stronger the evidence.

Securities and Exchange Commission
February 14, 2007

A very small α-level (say 1%) is less likely to be more extreme than the critical value and so is more significant than high α-level values (say 5%). However, smaller α-levels run greater risks of failing to reject a false null hypothesis (a Type II error), and so have less statistical power. The selection of an α-level inevitably involves a compromise between significance and power, and consequently between the Type I error and the Type II error.

Our experiments have constantly have the p value less than 0.003, which makes the tests very accurate, that there is no errors statistically for such an experiment, and all the values obtained from these experiments are of significance.

Arrangement with KARD scientific, Inc., page 9

5.    We note your response to comment 20 and your revised disclosure. Please revise your disclosure to also indicate whether you retain all intellectual property rights resulting from the services provided by KARD.

NanoViricides has a fee for service arrangement with KARD. We do not have an exclusive arrangement with KARD; we do not have a contract with KARD;  ~~and~~ all work performed by KARD must have prior approval by the executive officers of NanoViricides; and we retain all intellectual property resulting from the services by KARD.

Other Collaborations, page 9

6.    We note your responses to comments 23 and 27 and your supplemental response. Our previous comment sought for you to disclose in your document the “significant efforts” you made in the past year with regard to obtaining valuable collaborations with agencies, institutions and commercial enterprises. In that regard, please revise your disclosure to disclose the material contents of the information you have set forth in Exhibit A that would let your investors know that significant efforts you are referring to as well as the status of your arrangements with the various agencies, institutions and commercial enterprises you indicate that you have made significant efforts with. We also note that the contents of the information set forth in Exhibit A do not appear to explain any possible collaborations or discussions you have held with commercial enterprises. Please revise your disclosure to identify and discuss the commercial enterprises with whom you have made significant efforts in obtaining valuable collaborations. With respect to the specific identities of the parties in Exhibit A for whom you indicate you intend to file a confidential treatment application, you may refer to such entities generally, such as a division of the U.S. Military and Civilian Research until we have had an opportunity to review your confidential treatment application, which we note we have not yet received.

Securities and Exchange Commission
February 14, 2007

We have made significant efforts in the past year and continue to do so to obtain collaborations with various agencies, institutions, and commercial enterprises. The Company has had several meetings with officials within U.S. military and other governmental departments including the application for a cooperative research project to test the effectiveness of the Company’s products against a number of different viral infectious diseases. These meetings have led to the Company having received two cooperative research and development agreements (CRADA's) from two separate government agencies, one civilian and one military. These CRADA's are currently in review by the Company's counsel. However, there can be no assurance that a final agreement may be achieved or that the Company will execute any of these agreements.

~~We have made significant efforts in the past year and continue to do so to obtain collaborations with various agencies, institutions, and commercial enterprises. However at this time we cannot be certain that these efforts will eventually materialize into formal agreements.~~
In addition, the Company has had preliminary negotiations and discussions with other pharma and non-pharma commercial enterprises regarding commercial projects to incorporate the Company’s products.  The Company has received a proposed agreement from one of the non-pharma commercial companies. However, there is no signed agreement between the Company and this or any other commercial entity and no assurance can be given that an agreement will ever be reached with this or any other entity.

Avian Influenza, page 12

7.    We note your response to comment 9 and the inclusion of a web link in your supplemental response to our comment seeking third party documentation for the statement “Of the avian influenza viruses that have crossed the species barrier to infect humans, the H5N1 has caused the largest number of detected casus of severe disease and death in humans.” However, when we access the web link you provide, we are unable to determine which article or link you would like us to review in support of your statement. Please either provide us with a supplemental hard copy of the article or material that supports the above referenced statement or revise your document to identify the source of the information that you relied on in making the statement referenced above.

A copy of the article has been sent by email to Brandon Song.

Inhibiting Influenza Neuraminidase, page 12

8.    We note your response to comment 34 and your supplemental response where you state that “any combination of words neuraminidase, Tamiflu, limitations, and efficacy on Google would list numerous studies.” Additionally, we note you have provided web links as part of your response. We are unable to access the web links you have provided. Additionally, while we note your supplemental statement that “[t]o mention a single study would not be representative of the extent of the literature,” our comment sought for you to revise your disclosure to identify the studies discussing the topics of neuraminidase inhibitor drugs, the effectiveness of Tamiflu, and the limitations of oseltamivir in safety profile in humans as well as a brief discussion of who conducted the studies and when such studies were compiled. Rather than describing several studies, you may choose to disclose one or two studies discussing these topics and add further disclosure that there are other studies that have tested similar topics and include a reference to sites or literatures where an investor may go to obtain additional information. Please revise your disclosure accordingly.

Securities and Exchange Commission
February 14, 2007

~~Some~~ Several molecular biology oriented studies have described that there are significant differences between the neuraminidase of the H5N1 strain and those of the other common influenza strains that may be responsible for the poor efficacy of neuraminidase inhibitors as a class against H5N1. The New England Journal of Medicine reported one study which assessed the results of 17 prior studies related to the the effectiveness of neuraminidase inhibitors. de Jong, Memo d., Thanh, Trran T., Khanh, Truong H., et. al. “Oseltamiuir Resistance during treatment of Influenza A 9H5n1) Infection, New England Journal of Medicine, Volume 353:2667-2672, December 22, 2005, November 25.

1.	The Writing Committee of the World Health Organization (WHO) Consultation on Human Influenza A/H5. Avian influenza A (H5N1) infection in humans. N Engl J Med 2005;353:1374-1385.
2.	Hien TT, Liem NT, Dung NT, et al. Avian influenza A (H5N1) in 10 patients in Vietnam. N Engl J Med 2004;350:1179-1188.
3.	Chotpitayasunondh T, Ungchusak K, Hanshaoworakul W, et al. Human disease from influenza A (H5N1), Thailand, 2004. Emerg Infect Dis 2005;11:201-209.
4.	Moscona A. Neuraminidase inhibitors for influenza. N Engl J Med 2005;353:1363-1373.
5.
Identification of influenza isolates by hemagglutination inhibition. In: Department of Communicable Disease Surveillance and Response. WHO manual on animal influenza diagnosis and surveillance. Geneva: World Health Organization, 2002:28-36. (WHO/CDS/CSR/NCS/2002.5.)

6.	de Jong MD, Cam BV, Qui PT, et al. Fatal avian influenza A (H5N1) in a child presenting with diarrhea followed by coma. N Engl J Med 2005;352:686-691.
7.
Boom R, Sol C, Beld M, Weel J, Goudsmit J, Wertheim-van Dillen P. Improved silica-guanidiniumthiocyanate DNA isolation procedure based on selective binding of bovine alpha-casein to silica particles. J Clin Microbiol 1999;37:615-619.

8.	Boom R, Sol CJ, Salimans MM, Jansen CL, Wertheim-van Dillen PM, van der Noordaa J. Rapid and simple method for purification of nucleic acids. J Clin Microbiol 1990;28:495-503.

Securities and Exchange Commission
February 14, 2007

9.	Chen H, Smith GJ, Zhang SY, et al. Avian flu: H5N1 virus outbreak in migratory waterfowl. Nature 2005;436:191-192.
10.	Gubareva LV, Kaiser L, Matrosovich MN, Soo-Hoo Y, Hayden FG. Selection of influenza virus mutants in experimentally infected volunteers treated with oseltamivir. J Infect Dis 2001;183:523-531.
11.	Le QM, Kiso M, Someya K, et al. Avian flu: isolation of drug-resistant H5N1 virus. Nature 2005;437:1108-1108.
12.	Whitley RJ, Hayden FG, Reisinger KS, et al. Oral oseltamivir treatment of influenza in children. Pediatr Infect Dis J 2001;20:127-133. [Erratum, Pediatr Infect Dis J 2001;20:421.]
13.	Kiso M, Mitamura K, Sakai-Tagawa Y, et al. Resistant influenza A viruses in children treated with oseltamivir: descriptive study. Lancet 2004;364:759-765.
14.	Ward P, Small I, Smith J, Suter P, Dutkowski R. Oseltamivir (Tamiflu) and its potential for use in the event of an influenza pandemic. J Antimicrob Chemother 2005;55:Suppl 1:i5-i21.
15.
Yen HL, Monto AS, Webster RG, Govorkova EA. Virulence may determine the necessary duration and dosage of oseltamivir treatment for highly pathogenic A/Vietnam/1203/04 influenza virus in mice. J Infect Dis 2005;192:665-672.

16.	Maines TR, Lu XH, Erb SM, et al. Avian influenza (H5N1) viruses isolated from humans in Asia in 2004 exhibit increased virulence in mammals. J Virol 2005;79:11788-11800.

“Our company is a development stage company that has no products approved for commercial sale, never generated any revenues and may never achieve revenues or profitability,” page 23

9.    We note your response to comment 25 and your revised disclosure. Our comment also sought for you to include in the risk factor disclosure that, if true, it would be several years until you could have a commercial drug product, if ever. Please revise this risk factor to include this information, if you do not believe inclusion of such language is applicable, please explain to us why you do not believe it is applicable to you.

The Risk Factor on page 23 was revised to include the following language:

All of our existing product candidates are in early stages of development. It will be several years, if ever, until we have a commercial drug product available for resale. If we do not successfully develop and commercialize these products, we will not achieve revenues or profitability in the foreseeable future, if at all. If we are unable to generate revenues or achieve profitability, we may be unable to continue our operations.

Securities and Exchange Commission
February 14, 2007

“The report of our independent registered public accounting firm includes a going concern qualification, and we have incurred significant operating losses and may not be profitable in the future, if ever, page 23

10.    We note your response to comment 48 and your revised disclosure, including your statement that “[i]t is uncertain at this time how the going concern qualification by our independent registered public accounting firm will effect our ability to raise capital.” Please revise your disclosure to state why you believe it is uncertain at this time how the going concern qualification will impact your ability to raise additional capital. In many cases a going concern opinion makes raising capital more difficult and often results in terms less favorable than if the company did not have a going concern opinion. If you believe the going concern opinion may not have this effect, please explain the basis for your belief.

Our history of losses, operating cash needs, cash consumption, and doubt as to whether we will ever become profitable, are factors which raise substantial doubt as to our ability to continue as a going concern. Consequently, our independent registered public accounting firm has included a going concern qualification in its report which is included elsewhere in this Form 10-SB. In many cases a going concern opinion makes raising capital more difficult and often results in terms less favorable than if the Company did not have a going concern opinion. Therefore it is likely ~~It is uncertain at this time how~~the going concern qualification by our independent registered public accounting firm will effect our ability to raise capital. If we are unable to achieve revenues or obtain financing, then we may not be able to commence revenue-generating operations or continue as an on-going concern.

”We have limited experience in drug development and my not be able to successfully develop any drugs”, page 24.

11.    We note your response to comment 46 and your revised disclosure. Please revise this risk factor to discuss how your experience in pharmaceutical drug development is limited.

The risk factor has been revised as follows:

~~We have limited experience in~~Until the formation of NanoViricide, Inc. (the Company's predecessor prior to the exchange) our management and key personnel had no experience in pharmaceutical drug development and, consequently, may not be able to successfully develop any drugs.

“Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. Disclosure of our trade secrets or proprietary information could compromise any competitive advantage that we have, page 28

Securities and Exchange Commission
February 14, 2007

12.    We note your response to comment 61 and your response that the risk factor formerly entitled “with our limited resources, we may be unable to effectively manage...” was eliminated. Please explain why you believe you do not face this risk or restore the deleted risk factor.

The risk factor has been restored and inserted on page 29 under the risk factor beginning “Confidentiality agreements with employees …”

With our limited resources, we may be unable to effectively manage growth.

As of the date of this filing, we have 5 employees and several consultants and independent contractors. We intend to expand our operations and staff materially. Our new employees will include a number of key managerial, technical, financial, R&D and operations personnel who will not have been fully integrated into our operations. We expect the expansion of our business to place a significant strain on our limited managerial, operational and financial resources. We will be required to expand our operational and financial systems significantly and to expand, train and manage our work force in order to manage the expansion of our operations. Our failure to fully integrate our new employees into our operations could have a material adverse effect on our business, prospects, financial condition and results of operations.

13.    Additionally, our comment 61 sought for you to disclose how many consultants and contractors you currently have, in what capacity you use these individuals and how frequently you use them. We also sought for you to include in an appropriate section of your document, the material terms of any agreements you might have with your consultants and contractors if you substantially rely on theses individuals. We are unable to locate disclosure in your amended filing addressing our comment. In that regard, the comment is reissued. Please revise your document or advise us accordingly.

The Registration statement was revised to include the following disclosure on page 30:

With our limited resources, we may be unable to effectively manage growth.

As of the date of this filing, we have 5 employees and several consultants and independent contractors. The only consultant/contractor that we consider critical to the Company is TheraCour Pharma, discussed in the next risk factor. KARD Scientific, another consultant/contractor (See ITEM 1. Background: Collaborations and Subcontract Arrangements) is considered by the Company important but not critical as they are replaceable with moderate difficulty. All other consultant/contractors would be more readily replaceable. It is too early stage in the development of our company to determine if we will need to grow and hire additional consultants, contractors or employees. However, if future preclinical studies of our nanoviricide drugs and technology show significant improvements in efficacy over existing drugs, we intend to expand our operations and staff materially. Then our new employees would need to include a number of key managerial, technical, financial, R&D and operations personnel who will not have been fully integrated into our operations. We would expect the expansion of our business to place a significant strain on our limited managerial, operational and financial resources. We have no experience in integrating multiple employees. Therefore, there is a substantial risk that we will not be able to integrate new employees into our operations which would have a material adverse effect on our business, prospects, financial condition and results of operations.

Securities and Exchange Commission
February 14, 2007

“We license our core technology from TheraCour Pharma Inc. and we are dependent upon them as they have exclusive development rights. If we lose the right to utilize any of the proprietary information that is the subject of this license agreement, we may incur substantial delays and costs in development of our drug candidates.” page 31

14.    We note your response to comment 57 and your revised disclosure and reissue the comment in part. Our comment sought for you to also quantify the “progress payments” owed to TheraCour. Rather than providing a cross-reference to Item 7 of your document, please disclose the amount of progress payments you have paid to date as well as what payments you owned to TheraCour.

The risk factor has been revised as follows:

We license our core technology from TheraCour Pharma Inc. and we are dependent upon them as they have exclusive development rights. If we lose the right to utilize any of the proprietary information that is the subject of this license agreement, we may incur substantial delays and costs in development of our drug candidates.

The Company has entered into a Material License Agreement with TheraCour Pharma, Inc. (“TheraCour”) (an approximately 31% shareholder of the Company’s common stock) whereby TheraCour has exclusive rights to develop exclusively for us, the materials that comprise the core drugs of our planned business. TheraCour is a development stage company with limited financial resources and needs the Company’s progress payments to further the development of the nanoviricides. ~~See Also Item 7. Certain Relationships and Related Transactions.~~

Development costs charged by and paid to TheraCour Pharma, Inc. was $877,777 since inception through September 30, 2006; No royalties have been paid or are due to TheraCour from the Company’s inception through September 30, 2006.

“There are conflicts of interest among our officers, directors and stockholders”, page 34

Securities and Exchange Commission
February 14, 2007

15.    We note your statements:

•	“Our officers and directors or their affiliates may have an economic interest in, or other business relationships with, partner companies that invest in us.”

•	“Our officers, directors or their affiliates have interests in entities that provide products or services to us.”

Please revise to identify all officers, directors and affiliates that have conflicts of interests, including relationships with partner companies and interest in companies that provide you with products and services.

The Issuer believes this comment was addressed in Amendment No. 1 to the Registration Statement. Specifically, the Risk Factor states:

Leo Ehrlich, our Chief Financial Officer and Director devotes only a portion of his time to the operation of our business, which may result in limited growth and success of our business. Additionally, Mr. Ehrlich and Anil Diwan own collectively 75% of the capital stock of TheraCour Pharma, Inc. an approximately thirty-one percent (31%) shareholder and holder of the intellectual property rights the Company uses to conduct its operations.

16.    Additionally, you state:

•	“Our executive officers or directors may have a conflict between our current interests and their personal financial and other interests in another business ventures.”

•	“Our executive officers or directors may have conflicting fiduciary duties to us and the other entity.”

•	“The term of transactions may not be subject to arm’s length negotiations and therefore may be on terms less favorable to us than those that could be procured through arm’s length negotiation.”

Please describe all such conflicts including transactions that were not subject to arm’s length negotiations. If the last two paragraphs of the risk factor discussion are the only conflicts that currently exist, please revise the risk factor to clarify these are the only current conflicts.

The Issuer believes this comment was addressed in Amendment No. 1 to the Registration Statement. Specifically, the Risk Factor states:

Securities and Exchange Commission
February 14, 2007

While the Company is not aware of any conflict that has arisen to date, Messrs. Diwan and Ehrlich may have conflicting fiduciary duties between the Company and TheraCour. Currently, the Company does not have any policy in place to deal with such should such a conflict arise.

“We may enter into contracts with various U.S.. government agencies which have special contracting requirements that give the government agency various rights or impose on the other party various obligations that can make the contracts less favorable to the non-government party. Consequently, if a large portion of our revenue is attributable to theses contracts, our business may be adversely affected should the governmental parties exercise any of these additional rights or impose any of these additional obligations.” page 34.

17.    We note your response to comment 67 and your revised disclosure that you have revised this risk factor to state that substantially all of your revenues will result from government contacts. Our comment in part previously sought for you to disclose why all of your revenues would result from government contracts and therefore our comment is reissued. Please revise your disclosure to indicate why you expect substantially all of your revenues will result from government contracts? For example, do you anticipate primarily marketing to government agencies? If so, please revise your disclosure to make this intention clear.

The Issuer believes this comment was addressed in Amendment No. 1 to the Registration Statement.

Specifically, the Risk Factor states:

We anticipate entering into contracts with various U.S. government agencies. In contracting with government agencies, we will be subject to various federal contract requirements. Future sales to U.S. government agencies will depend, in part, on our ability to meet these requirements, certain of which we may not be able to satisfy.

“Because our common stock is traded on the ‘pink sheets,’ your ability to....” page 38
“Because our shares are ‘penny stock’, you may have difficulty selling...” page 39
“Because our common stock is traded only on the pink sheets your ability....” page 40

18.    We note your response to comment 69 and reissue the comment. The above referenced risk factors still continue to contain language that your common stock “trades” on the pink sheets. As previously noted, because the ‘pink sheets’ is a quotation medium, you should delete the reference to “trade”.

The references to “trade” have been deleted and the registration statement has been revised as follows:

Because our common stock is ~~traded~~quoted on the "pink sheets," your ability to sell your shares in the secondary trading market may be limited.

Securities and Exchange Commission
February 14, 2007

Our common stock is currently quoted on the National Quotation Bureau's "Pink Sheets" and we expect that after the effectiveness of this registration statement, our common stock will also be quoted in the over-the-counter market on the OTC Electronic Bulletin Board. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted and traded on Nasdaq or a national securities exchange.

Because our shares are "penny stocks," you may have difficulty selling them in the secondary trading market.

Federal regulations under the Securities Exchange Act of 1934 regulate the trading of so-called "penny stocks," which are generally defined as any security not listed on a national securities exchange or Nasdaq, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. Since our common stock currently is quoted on the "Pink Sheets" at less than $5.00 per share, our shares are "penny stocks" and may not be ~~traded~~quoted unless a disclosure schedule explaining the penny stock market and the risks associated therewith is delivered to a potential purchaser prior to any trade.

In addition, because our common stock is not listed on Nasdaq or any national securities exchange and currently is quoted at and trades at less than $5.00 per share, trading in our common stock is subject to Rule 15g-9 under the Securities Exchange Act. Under this rule, broker-dealers must take certain steps prior to selling a "penny stock," which steps include:

•	obtaining financial and investment information from the investor;
•	obtaining a written suitability questionnaire and purchase agreement signed by the investor; and
•	providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock and our shareholders, therefore, may have difficulty in selling their shares in the secondary trading market.

Because our common stock is ~~traded~~quoted only on the pink sheets, your ability to sell your shares in the secondary trading market may be limited.

Our common stock is quoted only on the Pink Sheets. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be different than might otherwise prevail if our common stock was quoted or traded on a national securities exchange such as the New York Stock Exchange.

Securities and Exchange Commission
February 14, 2007

Management’s Plan of Operation, page 42

19.    We note your responses to comments 21 and 76 and your revised disclosure. Please revise your disclosure in this section to indicate the date you entered into this agreement and also that you will retain all intellectual property rights with respect to any resulting project. The memorandum of understanding with the Health Ministry of Vietnam also provides that among other things that financial costs related to this joint project will be set forth in a “final agreement.” Please revise your disclosure to also indicate the status of when you expect to enter into a “final agreement” since the memorandum of understanding appears to have been entered into in December 2005.

The Issuer has amended the Registration Statement as follows:

On December 23, 2005, the Company signed a Memorandum of Understanding (MOU) with the National Institute of Hygiene and Epidemiology in Hanoi (NIHE), a unit of the Vietnamese Government’s Ministry of Health. This Memorandum of Understanding calls for cooperation in the development and testing of certain nanoviricides. The parties agreed that NanoViricides will retain all intellectual property rights with respect to any resulting product and that the initial target would be the development of drugs against H5N1 (avian influenza). NIHE thereafter requested that we develop a drug for rabies, a request to which we agreed. The initial phase of this agreement called first for laboratory testing, followed by animal testing of several drug candidates developed by the Company. Preliminary laboratory testing of FluCide™-I, AviFluCide-I™ and AviFluCide-HP™ were successfully performed at the laboratories of the National Institute of Hygiene and Epidemiology in Hanoi (NIHE). The second phase of the project, animal testing of the Influenza and H5N1 candidates as well as that of RabiCide-I™, the company’s rabies drug, is expected to commence during the first quarter of 2007. The H5N1 testing will utilize the NIHE’s BSL3 (biological safety laboratory level 3) laboratory that is at the NIHE. Rabies testing can safely be done at their BSL2 facility. A copy of the Memorandum of Understanding is attached as an Exhibit to this Form 10-SB/A.

The work with NIHE will likely continue through calendar year 2007. While the MOU provides for a final agreement between the Company and NIHE, we have not yet discussed a “final agreement” with NIHE and continue to work under the existing MOU.

Securities and Exchange Commission
February 14, 2007
Page17 of 21

20.    We are unable to locate any disclosure indicating that you control the development program and associated costs with TheraCour as represented in your response to our previous comment 78. Please specifically reference for us where you have made this disclosure or revise your discussion of the development free obligation to clearly indicate that you control the development program and determine when costs are incurred.

The disclosure on page 19 was revised to include: The Company controls the research work TheraCour performs on its behalf and no costs may be incurred without the prior authorization or approval for the Company.

The Risk Factor on page 31 was revised as follows to indicate the Issuer's control over the incurring of progress payments:

The Company has entered into a Material License Agreement with TheraCour Pharma, Inc. (“TheraCour”) (an approximately 31% shareholder of the Company’s common stock) whereby TheraCour has exclusive rights to develop exclusively for us, the materials that comprise the core drugs of our planned business. TheraCour is a development stage company with limited financial resources and needs the Company’s progress payments to further the development of the nanoviricides. The Company controls the research and work TheraCour performs on its behalf and no costs may be incurred without the prior authorization or approval of the Company.

21.    Please revise your disclosure provided in response to our previous comment 79 to clearly provide some indication of the level of effort that you have expended on each of your development projects to date. In addition, please represent to us that as you incur future costs on your development projects that you will provide some indication of the cost incurred by project in any future filings under the Exchange Act.

The section entitled “Research and Development Costs” on page 45 was revised as follows:

Research and Development Costs

The Company does not maintain separate accounting line items for each project in development. The Company maintains aggregate expense records for all research and development conducted, and allocates expenses across all projects at each period-end for purposes of providing accounting basis for each project as required under Section VIII-for Companies Engaged in Research and Development Activities. The following table summarizes the primary components of our research and development expenses as allocated, during the periods presented in this Form 10-SB.

Securities and Exchange Commission
February 14, 2007

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	For the Cumulative Period From May 12, 2005 (Inception) through September 30, 2006
FluCide™	27,733	100,070	446,531
AviFluCide™	46,221	18,763	278,887
FluCideHP™	46,221	-	120,674
RabiCide™	64,710	-	185,696
Other	-	6,254	83,759
Total Research and development	184,885	125,088	1,115,547

	Year Ended June 30. 2006	For the Period From May 12, 2005 (Inception) through June 30, 2005	For the Cumulative Period From May 12, 2005 (Inception) through June 30, 2006
FluCide™	414,182	4,616	418,798
AviFluCide™	232,666	-	232,666
FluCideHP™	74,453	-	74,453
RabiCide™	120,986	-	120,986
Other	57,604	26,155	83,759
Total Research and development	899,891	30,771	930,662

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 53.

22.    We note your response to comment 80 and your revised disclosure. Please revise your footnote 4 to indicate that Anil Diwan has both investment and dispositive power over the shares held by TheraCour Pharma. Please also revise footnote 7 to reflect that John Flynn has investment and dispositive power over the shares held by Total Businesses Services, Inc.

The respective footnotes to this section have been revised as follows:

(4)
Anil Diwan, the Company’s President and Chairman, also serves as the CEO and Director of TheraCour Pharma Inc. and owns approximately 65% of the outstanding capital stock of TheraCour. Leo Ehrlich, the Company’s Chief Financial Officer, serves as TheraCour’s Director and owns 10% of the outstanding capital stock of TheraCour. Anil Diwan has both investment and dispositive power over the Nanoviricides shares held by TheraCour Pharma, Inc.

(7)
Includes 3,000,000 shares of Common Stock owned by the children of John Flynn, the sole officer and director of Total Businesses Services, Inc. and has dispositive power over the shares held by Total Business Services, Inc.

Securities and Exchange Commission
February 14, 2007

Employment Agreement, page 57

23.    Please revise your disclosure to disclose the exercise price of the options held by the executive officers named in this section.

The Registration Statement was revised to reflect the exercise price of $0.10 per share.

Changes in and Disagreements with Accountants, page 62

24.    We acknowledge your response to our previous comment 98 and await the filing of Exhibit 16.1 in a subsequent amendment.

The filing has been revised to include Exhibit 16.1 from Bloom & Co., LLP.

Financial Statements
Notes to Financial Statement
Note 1: Organization and Nature of Business
Restatement, page 76

25.    Please revise your disclosure to remove the reference to our December 1, 2006 comment letter. In addition, please describe the nature of the reclassification adjustment that you recorded.

The disclosure was revised as follows:

~~In response to the SEC comment letter, dated December 11, 2006, regarding their review of the 10-SB registration statement filed November 14, 2006, certain reclassification adjustments were reflected on the Balance Sheets as of June 30, 2006 and 2005, and Statements of Changes in Shareholder’s Equity (Deficit) for the cumulative period from May 12, 2005 (date of inception) through June 30, 2006. These reclassifications had no effect on net loss, loss per share, total assets, total liabilities, or total shareholder’s equity (deficit).~~

The accompanying financial statements have been restated to reflect an elimination of deferred compensation related to stock compensation awards, against the additional paid-in capital, to be consistent with the adoption of FASB 123R and reclassification of discount of common stock, par value as a result of reverse acquisition from accumulated default to additional paid-in capital. These reclassifications had no effect on net loss, loss per share, total assets, total liabilities or total shareholder’s equity (deficit).

Securities and Exchange Commission
February 14, 2007

Note 4: Significant Alliances and Related Parties, page 80

26.    Please expand your disclosure to clarify whether the advance payments to TheraCour and KARD are refundable or not. If amounts are not refundable, please explain to us your basis under GAAP for recording these amounts as prepaid expenses.

The Note was revised to reflect that advances to KARD are refundable.

Note 8: Stock Transactions, page 81

27.    Please revise your disclosure provided in response to our previous comment 105 to clearly indicate why you charged the fair value of the options issued to Messrs. Marshall and Weidenbaum to additional paid-in capital. In addition, we previously requested, please disclose the nature of your agreement with these individuals to subsequently cancel 200,000 of their options. In this regard, please disclose why these individuals were willing to cancel these options and what they received in return.

In June 2005, Allan Marshall and Robert Weidenbaum, stockholders who were instrumental in the negotiation, execution, and consummation of the acquisition by Edotcom.com of Nanoviricide, Inc., each received options to purchase 1,000,000 shares of NVI Common Stock at a price of $.05 per share, expiring May 31, 2008. The options were issued to these stockholders as finders fees. The fair value of these options in the amount of $107,028 was charged to additional paid in capital. In May 2006, options were converted into 1,800,000 shares of common stock resulting in proceeds to the Company of $90,000. In order to reconcile the number of the Company's outstanding securities as represented in the exchange agreement with NanoViricide, Inc., The~~the~~ remaining 200,000 options were cancelled pursuant to an agreement between the parties. The fair value of cancelled options of $10,703 was reversed against additional paid in capital.

Exhibit List

28.    Please revise your exhibit table to include a footnote about your confidential treatment request to state that portions of the exhibits have been omitted pursuant to a confidential treatment request and that this information has been filed or will be filed separately with the Commission.

The index was revised to include the following footnote:

10.13+**	Memorandum from David F. Gencarelli (Confidential Treatment Requested)

** Confidential Treatment Requested

Securities and Exchange Commission
February 14, 2007

Exhibit A

29.    You should indicate on the first page of the public copy of the exhibit that certain portions of the exhibit have been omitted based upon a request for confidential treatment. You should note on the first page that the non-public information has been filed with the Commission.

Exhibit 10.13 has been revised accordingly.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

Levy & Boonshoft, P.C.
PC:dp